SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

MEMC Electronic Materials, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

      552715104
(CUSIP Number)

Toby E. Symonds
Managing Principal
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           November 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552715104	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 552715104	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 552715104	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 6 of 8

This statement is filed with respect to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of MEMC Electronic Materials, Inc. (the “Issuer”) beneficially owned by Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”), Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), Mr. Steven V. Tesoriere and Mr. Rishi Bajaj (collectively, the “Reporting Persons”) as of November 19, 2012, and amends and supplements the Schedule 13D filed on June 8, 2012, as amended by Amendment No. 1 to Schedule 13D filed on June 18, 2012, as amended by Amendment No. 2 to Schedule 13D filed on October 12, 2012 and Amendment No. 3 to Schedule 13D filed on November 2, 2012 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following new paragraph to the end of Item 3:

The funds used in connection with the purchase of the shares of Common Stock for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”), were approximately $73,631,356 (including applicable commissions). These funds were provided by working capital available to ACMF.

ITEM 5.  Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Each of the Reporting Persons may be deemed the beneficial owners of 18,431,372 shares of Common Stock held for the account of ACMF, which collectively constitute approximately 8.0% of all of the outstanding shares of Common Stock.  The percentage above is based on the number of shares outstanding at November 7, 2012 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 552715104	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 19, 2012

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 552715104	SCHEDULE 13D	Page 8 of 8

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected during the past sixty (60) days:

Person	Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	11/14/2012	Common	450,000	$2.2566
ACMF	11/14/2012	Common	700,000	$2.29
ACMF	11/14/2012	Common	188,000	$2.2479
ACMF	11/15/2012	Common	1,900,000	$2.2705

All of the above transactions were effected on the open market.